UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Ally Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11864

Delaware	87-3879568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12280 NE District Way Bellevue, Washington 98005	98005
(Address of principal executive offices)	(Zip Code)

425-598-5203
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the terms “Ally Robotics”, “Ally”, “we”, “us”, “our”, or “the Company” refers to Ally Robotics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

OUR BUSINESS

Company History

Ally was incorporated on November 30, 2021 when our team identified the market need for a lightweight, and affordable robotic arm, and also assessed the commercial readiness of key artificial intelligence technology to be incorporated into the final product. Our CEO, Mitch Tolson, worked as a consultant for Miso Robotics for several years, developing both software and hardware. Mitch understood the markets Miso was planning to address, and the cost reductions necessary to feasibly do so at scale, including the need for a more affordable robotic arm. Ally’s team went straight to work mapping Miso’s needs and initiated a design process for a robot arm that would fit the restaurant technology market. Once the initial designs and business model were complete and reviewed, Miso signed a non-binding statement of intent to purchase and integrate $30M worth of Ally robotic arms into their Flippy product line. By early 2022, Ally had scaled a R&D team and produced its first early concept prototype and appearance models. In 2023, the team is focused on developing versions of the arm ready for scaled manufacturing and delivery to Miso Robotics in 2024, as well as building out customer pipelines.

Product Overview

Ally is building a reliable, smart, and safe light-weight robotic arm for the restaurant industry and beyond. Our robotic arm will fill a gap in the market to supply collaborative and service robotics technology companies who are looking for a solution at a price point to reliably service low margin industries, as well as being able deploy the robot into environments where there aren’t necessarily expert roboticists and computer programmers to operate a traditional robot. Our robot arm is sized similarly to a human arm, and meant to be integrated into service locations with little or no additional equipment or hardware required, nor the need to completely redesign a production line or work cell to accommodate a robot. The form factor is perfect for companies which are simply adding robotic workers in spaces previously occupied by humans, such as frying stations in fast food restaurants, and don’t necessarily have the capital or desire to completely redesign or rebuild their work spaces purely to accommodate robots.

Two factors are driving our product development and will also differentiate us from our competition: being affordable and being smart. We accomplish affordability by having manufacturability and price point in mind since day one. We are already starting supply chain management planning for our production versions in order to source the best, but also the lowest cost possible, materials for our use cases in the service and collaborative robotics industries. This means taking into consideration costs and lead times for sourcing, and stockpiling early in order to meet future customer demands on time and at the right price, as well as building relationships with potential suppliers and contract manufactures. We do not plan to use cash raised to pay for inventory stockpiles, instead we are in the process of securing debt financing to purchase materials for future commercially viable units. We are also designing the robotic arm with a first-principles approach in order to find novel, lower cost solutions for robotic joints, actuation, and end-effectors. Based on our early estimates of cost savings due to our novel hardware design concepts and plans for alternative lower cost materials and components, we believe we can deliver robotic arms at a cost 30 percent lower than the price of off-the-shelf robotic arms currently used in the service industry.

The other variable differentiating Ally arms is our decision to use the cutting edge in artificial intelligence software methodologies, Deep Reinforcement Learning (Deep RL) to make our robotic arms smart. We are developing this software internally, and do not plan to use third party vendors for our commercialized product. Smart in this context means, once we have fully implemented Deep RL, and our AI models are fully trained using both simulation data and real world testing data, our robotic arms will require little if any traditional software programming. Using sensors, including video cameras, the Ally arm will be able to collect sensory data to understand its world as well as the tasks it needs to perform. The robot will learn tasks via a technique called imitation learning, which, in short, means the robot can watch a human being performing a task, and then, with a little bit of additional training and human supervision, execute the tasks using its own hardware. Similar to a human being, the robotic arm will use sensory data and understanding of a desired task to control its own hardware to execute that task. Relatedly, our advanced AI will be able to adapt to most of the idiosyncrasies of tasks and environments in which our robotic arms find themselves, without intervention by operators or programmers.

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Here are some product features, both our hardware and software, we are currently developing and intend to integrate into the production version of our Ally robotic arms:

Hardware:

●	Quasi direct drive actuators 30 percent the cost of traditional actuator

●	Developed novel, lower-cost robotic joints to double torque with zero velocity loss

●	Developing a single hand-grip end effector we believe can accommodate the majority of human workflow automation

●	Designed from day one with manufacturability and affordability in-mind; using low-cost materials from prototype to production

Software:

●	Leveraging cutting edge artificial intelligence: deep reinforcement learning

●	Minimal traditional programing required, similar to other “no-code” solutions, but for real world robotics

●	Robot uses imitation learning; behaviors and tasks can be trained by anyone through demonstration, similar to a human being

Market

Restaurant Market

By working with our pilot partner, Miso Robotics, we will be helping to disrupt the $232 billion quick service restaurant (QSR) and fast-food industry. There is a significant labor shortage in the restaurant industry today with 800,000 vacant roles as of 2021. At the same time, real estate and food costs are increasing, impacting the already low margin business. Health and safety concerns are on the rise across the industry, and recent events have accelerated the demand for low-touch preparation and cooking, as well as delivery and self-pickup services. The QSR industry will face slowing or negative growth if they are unable to adapt to rapidly changing consumer demands. With these considerations in mind, we believe automation in the restaurant industry is not a choice, but rather a necessity for survival. We believe Ally is well positioned to support a solution to both the labor shortage and the demands of customers, with a robot arm that is affordable enough to make sense for the bottom lines of most companies in the QSR space.

Robotics Market

While Ally Robotics will begin with commercialization in the restaurant industry, there is massive demand across almost every industry for a lightweight, safe, affordable, and smart robotic arm. Potential Ally customers can be roughly broken down across two categories: service robotics companies and collaborative robotics companies. Service robots perform useful tasks for human beings outside the industrial or factory space, while collaborative robotics do the same, but in the industrial or factory space. The combined global market value for service and collaborative robots was $33.8 billion in 2021, and that combined market is expected to grow to at least $113.8 billion by 2027.

Manufacturing

As described above, we are building the Ally robotic arm with manufacturability and low costs materials in mind, including novel joint and end-effector designs, as well as materials and component planning that take into account costs and potential supply chain challenges. The strategy for manufacturing will evolve with production volumes, using our internal resources and off the shelf components to build our first prototypes and pilot products, then leveraging contract manufacturers to meet scaled product demand. We are currently in discussions with potential contract manufacturing partners, selecting based on a number of factors including expertise and resources to overcome supply chain issues which we anticipate to be challenging over the next few years.

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Initially, we produced small volumes of protypes and pilot units internally and through local contractors for certain parts or sub-assemblies, which will need to be specially made for Ally. This allowed Ally to rapidly address any issues that may arise while testing our early units with our pilot partner, Miso Robotics, and helped ensure a smooth ramp-up for for our first production version. Having completed our first version for production in early 2023, we are currently planning the rollout of our first units to Miso Robotics by early 2024. We are on track to begin scaled contract manufacturing by the middle or late 2024. From that point, and for the medium term, we plan to continue to meet demand using output from our chosen contract manufacturing partner. This will allow Ally to focus on machine learning and machine vision development, software control mechanics, and customer success programs without restricting production volumes.

Sales and Marketing

Ally Robotics go-to-market strategy can be divided across three phases. Phase 1 will be focused on supplying Miso robotics with robotic arms to be integrated into their Flippy 2 and Flippy Wings products. We have already signed a R&D partnership agreement with Miso, including a non-binding statement of intent to purchase Ally robotic arms with a potential commercial value of $30 million, but there is no guarantee that this order will be completed or we will receive any of these revenues. Having completed our first version for production in early 2023, we are currently planning the rollout of our first units to Miso Robotics by early 2024. We are on track to begin scaled contract manufacturing by the middle or late 2024. The trusted relationship with our pilot partner is vital, because we will continue to work with Miso to refine the Ally product with their feedback, as units are integrated and deployed with Flippy product line. By 2025, we expect to have achieved our target robotic arm cost savings compared to the current off-the-shelf robotic arm currently used at Miso, a savings we anticipate to be at least 30 percent.

After refining our product with Miso, we plan to expand aggressively during Phase 2 by partnering with customers in the collaborative and service robotics space looking for an affordable, lightweight, and smart robotic arm. Potential industry focus includes: the restaurant and hospitality industry, with expansion beyond QSR; the manufacturing industry, including tasks such as welding, assembly, and machine tending; the healthcare industry, specifically tasks supporting maintenance and operation of healthcare facilities, support for elder care and assisted living facilities; and the construction industry, including tasks involving jobsite operational support, as well as finishing work such as framing, painting, and drywall.

We anticipate phase 3 of our company to involve massive scaling and delivery of our product direct to consumers. By the time our technology matures, both hardware and artificial intelligence, we believe we will be able to deliver a robot arm affordable enough for an average retail customer to purchase, and smart enough to learn and execute a variety of tasks. Customers could be buying Ally arms to use in their own households, to help with cleaning and other chores, Potential customers may also purchase and employ a larger number of Ally robotic arms to start their own small business. We also foresee robotic arms being useful during this phase in more exotic locations, such as supporting tasks on space craft.

Competition

In the robotic arm market, we view the competitive environment for our products to be broken down across two dimensions: affordability, and intelligence. Using this analytical method, there are roughly three groupings of competitors currently producing robotic arms, or supplying software to control robotic arms. The first are companies making very smart artificial intelligence driven software, but are not making any of their own hardware. This group includes Covariant, Right Hand Robotics, and Vicarious. While the software being developed is world class, these companies are forced to support the current hardware on the market, which remains extremely expensive and only able to operate at scale in a relatively limited set of industrial use cases. The second group of companies are the large, traditional industry leaders, such as Kuka, ABB, Fanuc, and Yaskawa. These companies produce very successful products, however their products are not affordable, smart, nor are most lightweight. These robots are predominantly purchased by large companies with scaled manufacturing operations and big budgets, such as Toyota, Foxconn, or LG Electronics. These companies are willing to pay top dollar to employ robots to move heavy objects, or complete tasks requiring exacting precision, or both. These companies can also afford teams of software engineers and operators who can program and maintain integrated robotic systems. However, these companies’ products are too expensive and too overbuilt for places like the service and hospitality industry, or light manufacturing. The last group of competitors are building lightweight and affordable hardware, but they are not delivering smart software. Companies like Haddington Dynamics and Universal Robotics fit into this category. While Ally’s hardware is similar to their products, competitors in this group do not deliver smart and adaptable software, still requiring engineering and operational support most business cannot afford.

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Employees

The Company is currently led by CEO Mitch Tolson, CTO Aaron Brown, and COO David Harder. Ally also relies on a combination of full time employees, part-time employees, and contractors for a variety of functions, including product development, marketing, business development, and finance. Over 2022, we initially hired a number of engineers to assist in product development, with the main goal of finishing our minimum viable product and preparing for production. Additional hires in 2023 will include more technical staff, as well as individuals in marketing, and finance roles, all contingent on the success of our fundraising activities.

THE COMPANY’S PROPERTY

The Company currently leases workspace at the Steve Ballmer Building, 12280 NE District Way, Bellevue, Washington, 98005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this filing. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2021 and 2022

Through fiscal years ended December 31, 2022, the Company was still in an early stage of development and had not yet generated revenue. Nevertheless, the Company continues to attract attention in the market, including an appearance at TechCruch Disrupt conference in 2022, and the launch of our early access program for potential customrs in 2023. The Company continues to focus its efforts on product and business development as it launched its first pilot program with Miso Robotics in 2022, built out its customer pipeline beyond the restaurant industry space, and moves towards a scaled production of its robotic arms in 2024 in partnership with a contract manufacturer. Along this path, we are currently meeting with potential contract manufacturers and and are working with them to establish terms and roadmap to scaled production.

The Company spent $1,537,169 in research and development related expenses in the fiscal year ended December 31, 2022. This is due to the increased efforts of the Company on its product development and prototype efforts, specifically launching our latest product version, initiating pilot programs, and preparation for scaled manufacturing. Additionally, the Company spent $2,187,102 in sales and marketing related expenses in 2022. These increased expenses were primarily related to the Company’s spending on fundraising related expenses, such as branding video, marketing materials, and advertisments. These expenses were higher than expected due to a more challenging than expected fundraising environment in 2022, due to inflationary concerns and other macroeconommic trends. Finally, the Company spent $1,966,740 in general and administrative costs in 2022. These were primarily due to increased overhead related to fundraising efforts, as well as purchasing materials for future current and future production.

Since the end of the period covered by our audited financial statements, we expect similar monthly expenses aside from an increase in R&D costs from additional engineering resources, both labor and materials. We also expect heightened levels of Sales and Marketing spend similar to 2022 until our Regualtion A crowdfunding round is complete in May 2023. The team will continue to grow as we push development in support of pilot programs in 2023, and moving to scaled production with a contract manufacturing partner in 2024.

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Liquidity and Capital Resources – Fiscal Years Ended December 31, 2021 and 2022

As of December 31, 2022, the Company’s Cash and Cash Equivalents balance was $2,467,484. This is compared to ending cash and cash equivalents balance as of December 31, 2021 of $0. Over the course of 2022, the Company closed on gross proceeds of $4,695,124 from its Regulation A financing round which was offered through Wax, Inc. from May 2022 through September 2022. The Company extended its offering on OpenDeal Portal LLC (dba Republic) beginning in October 2022 for gross proceeds collected in escrow of $142,557 in 2022, although the Company has yet to take disbursement of these funds. The Company plans to continue it’s fundraising efforts on OpenDeal Portal LLC (dba Republic) until May 2023. In 2023, the Company closed on additional $101,250 in Regulation A financing proceeds separately from the OpenDeal Portal LLC (dba Republic) platform.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company.

In January 2022, the Company entered into a convertible promissory note agreement, as amended and restated, with Miso Robotics, Inc., a related entity and founding stockholder of the Company, for a principal amount of $1,250,000. The note bears interest at 5% per annum and matures on the earlier of a) January 7, 2024 or b) at the closing of the next equity financing, at the lender’s election. The conversion price is a 20% discount to the lowest share pricing in the triggering equity financing. The Company's 2022 Regulation A offering at $2.70 triggered a conversion option for the noteholder at $2.16 per share, which hasn't yet been exercised as of December 31, 2022. This note is senior to all other unsecured debts of the Company.

As of December 31, 2022, the Company had $290,303 in accounts payable to Wax, Inc. and $107,485 in accounts payable to Vebu Labs, Inc. (formerly Wavemaker Labs, Inc.). Both entities are related parties under common control.

In 2022, the Company entered into an agreement with Vebu Labs, Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During the year ended December 31, 2022, the Company has incurred $313,229 of fees under this agreement, including $200,721 in services payable in cash and $112,508 in services for which the Company intends to satisfy via warrants in 2023. The services incurred represent total labor costs incurred by the Company at a commercial rate greater than the actual labor costs of the related entity plus a 10% mark-up on materials costs.  Total charges in excess of cost incurred by the Company was $147,036 in 2022.

In 2022, the Company entered into agreements with Wax Inc., a related party under common control, for consulting and services related to the Company's 2022 Regulation A offering. During 2022, the Company incurred fees from Wax Inc. amounting to $450,000, which was recorded to general and administrative expense in the statements of operations, of which $290,303 remains unpaid and was included in accounts payable, related party as of December 31, 2022. $63,503 of the balance is payable in cash and $225,000 is payable in warrants that the Company intends to issue in 2023.

Trend Information

The Company had minimal expenses in 2021, but quickly ramped expenses in 2022 to support product development and business development. We expect to see continued increases in our legal and professional, research and development, marketing, and administrative expenses throughout 2023. Labor costs from full time and part time employees will also increase as we ramp up efforts to support our pilot program and scaled manufacuring. From January 1 to December 31, 2022, operating expenses totaled $5,691,011.

The Company has not generated revenue to date, we do not anticipate generating revenue in 2023, and Ally requires the continued infusion of new capital to continue business operations. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

We intend to secure revenue generating customers via binding purchase agreements beyond the non-binding statement of intent to purchase Ally robotic arms from Miso Robotics, however there is no guarantee this will occur nor is there a guarantee on timeline to secure purchase orders.

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In May 2022, the Company signed a research & development agreement with Miso Robotics, a copy of which can be found in the Exhibits section of this document, that outlines and sets up a partnership between the Company and Miso Robotics to work together in the area of research & development of robotic arm technology in the restaurant space, with the goal to maximize the marketability of both Miso and Ally products, as well as making progress against the labor challenges currently faced by restaurant owners. The agreement also outlines a non-binding statement of intent whereby Miso Robotics intends to purchase up to 3,000 robotic arm units from the Company when the Company’s robotic arms are commercially available and when the Company completes a Pilot Program with Miso Robotics.

Through the end of 2023, the Company plans to continue to make progress in developing its robotic arm technology, with the goal of deploying its arms in commercial environment with Miso Robotics in early 2024. Meeting this date assumes the Company can continue to raise enough capital to fund operations and development, as well as hit key product development and testing milestones.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
Mitch Tolson	CEO and Director	38	Indefinite, appointed November 2021
Aaron Brown	CTO	39	Indefinite, appointed April 2022
David Harder	COO	54	Indefinite, appointed April 2022
Directors
Mike Bell	Director	57	Indefinite, appointed November 2021

Robert Mitch Tolson, Chief Executive Officer, Director

With over 32 years of entrepreneur experience, 24 years of that within engineering and over 15 years of experience in robotics, Mitch has focused on systems engineering, robotics, operations and business as a multi-functional organizational leader. His startup experience ranges from brand design and marketing to product and program management to engineering and operations. He’s formed, coached and ran several companies across construction, food and tech industries. He's designed two-stroke engines, motorcycle frames, semi-truck air assemblies, fuel lines, electrical harnesses, and mobile robots. Mitch has architected, designed, programmed and supported live site deployments of over 100 software applications ranging from financial management systems, to work management systems, to API services that serviced 10's of thousands of concurrent users. He's also worked extensively through change management and quality processes under ISO 9001. Mitch has architected and implemented many engineering process improvements  from drawing release to ECN management, to knowledge management to hyper scale CI/CD pipelines. He’s formed and ran many teams within larger organizations such as robotics, product lifecycle management, DevOps and Engineering Systems. Mitch enjoys coaching, teaching and inspiring students within athletics and STEM organizations. Mitch holds a BS in Mechanical Engineering, Mechatronics from the University of Washington.

David Harder, Chief Operating Officer

COO David Harder has over 20 years experience in global sourcing, procurement, and supply chain. He has a successful track record of bringing innovative products to market and enabling digital transformation across telecom, hardware, software, and retail industries from his senior leadership roles at Nokia, Microsoft, Gap Inc. and Logicsource. He consistently delivers value and savings through keen negotiation and collaborative vendor relationships. David is known for identifying pressing supply chain and operational challenges, building strategy, fostering integration, then driving execution. He has deep international experience from stints as an ex-pat in the UK and Finland. David holds an MBA from the University of Texas and a BS in Industrial Engineering from Purdue.

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Aaron Brown, Chief Technology Officer

CTO Aaron Brown is a technology and people leader who has spent 18 years working at the intersection of Software, AI and hardware systems. Aaron has successfully deployed at scale IoT, ML and cloud solutions for Fortune 500 businesses and Startups. Aaron is a passionate servant leader with a focus on building high performing teams, helping people grow and applying intelligent software to help customers solve real world problems. Aaron has led numerous products including the first innovation team at Stanley Black and Decker to commercialize an applied AI product for industry and an automated jobsite tool for rail line maintenance. Aaron led a development team at a medical devices startup to help deliver a world first to solve critical safety accidents at industrial job sites. Aaron has delivered technology solutions across a variety of industries including industrial, mining, medical and consumer.

Mike Bell, President, Director

Director Mike Bell was appointed CEO of Miso Robotics in August 2020 after serving as the Chairman of the Board of Directors for nearly one year. For the past twenty-five years, Mike has served as CEO/President/COO in early-stage tech startups and public company roles. Most recently, Michael served as Chief Operating Officer at Ordermark, a leading restaurant technology company. Prior to Ordermark, Mike was President at Bridg, a venture-backed software company providing a B2C CRM for some of the nation’s leading restaurant brands. He also served as CEO/President of Infrascale, SOS Online Backup, 3PL Central, and Software.com. Early in his career, Mike co-founded Encore Software and served as its CEO for fourteen years. During this time Mike and his team grew Encore to become one of the largest consumer software publishers in North America and one of the fastest-growing – having twice been named to Inc. Magazine’s Inc 500 list.

Compensation fo Directors and Executive Officers

None of our directors or executive officers received any compensation in 2021. For the period from January 1 to December 31, 2022, we compensated our directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation		Other Compensation	Total Compensation
Mitch Tolson	CEO and Director	$265,800	(1)	$0	$265,800
David Harder	COO	$120,000	(1)	$0	$120,000
Aaron Brown	CTO	$230,000	(1)	$0	$230,000
Mike Bell	President and Director	$0		$0	$0

(1) Annual salaries.

The Company’s former Chief Financial Officer departed the company as of November 6, 2022. The Company did not incur any expenses related to the employment of this former CFO during 2021 or 2022.

In 2021, the board authorized 1,800,000 options for Common Stock to the Company’s CEO, 35,000 options for Common Stock to the Company’s COO, and 100,000 options for Common Stock to the Company’s CTO.

Mike Bell is a part-time employee and does not receive any cash compensation, however, in 2021, the board authorized him to be issued 100,000 options for Common Stock. Mike Bell is the CEO of Miso Robotics, Inc., a related party.

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Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common Stock	Miso Robotics, Inc. 650 E Green St, Pasadena, CA 91101	6,600,000 shares held directly	0	62%
Common Stock	Vebu Labs, Inc. (formerly Wavemaker Labs, Inc.) 1661 E. Franklin Ave., El Segundo, CA 90245	500,000 shares held directly	40,603 (warrants)	5%
Common Stock	Mitch Tolson 16103 Kelly Rd NE Duvall, WA 98019	0 shares held directly	1,800,000 (options)	17%
Common Stock	Mike Bell 1028 9th Street Manhattan Beach, CA 90266	0 shares held directly	100,000 (options)	1%
Common Stock	David Harder 16935 NE 19th Pl Bellevue, WA 98008	0 shares held directly	35,000 (options)	<1%
Common Stock	Aaron Brown 19285 Megly Ct Lake Oswego, OR 97035	0 shares held directly	100,000 (options)	1%
Officers and Directors as a Group (4 persons)
Common Stock		0 shares held directly	2,135,000

Amounts are as of the date of filing. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Stock Incentive Plan

In January 2022, the Company adopted its Stock Incentive Plan, by which 2,900,000 shares of Common Stock are to be reserved for issuance under the plan. All officers and employees of the Company, and certain advisors and contractors will be able to participate in the plan on equal basis.  To date, options to acquire 2,340,038 are outstanding under the plan.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In January 2022, the Company entered into a convertible promissory note agreement, as amended and restated, with Miso Robotics, Inc., a related entity and founding stockholder of the Company, for a principal amount of $1,250,000. The note bears interest at 5% per annum and matures on the earlier of a) January 7, 2024 or b) at the closing of the next equity financing, at the lender’s election. The conversion price is a 20% discount to the lowest share pricing in the triggering equity financing. The Company's 2022 Regulation A offering at $2.70 triggered a conversion option for the noteholder at $2.16 per share, which hasn't yet been exercised as of December 31, 2022. This note is senior to all other unsecured debts of the Company.

As of December 31, 2022, the Company had $290,303 in accounts payable to Wax, Inc. and $107,485 in accounts payable to Vebu Labs, Inc. Both entities are related parties under common control.

In 2022, the Company entered into an agreement with Vebu Labs, Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During the year ended December 31, 2022, the Company has incurred $313,229 of fees under this agreement, including $200,721 in services payable in cash and $112,508 in services for which the Company intends to satisfy via warrants in 2023. The services incurred represent total labor costs incurred by the Company at a commercial rate greater than the actual labor costs of the related entity plus a 10% mark-up on materials costs.  Total charges in excess of cost incurred by the Company was $147,036 in 2022.

In 2022, the Company entered into agreements with Wax Inc., a related party under common control, for consulting and services related to the Company's 2022 Regulation A offering. During 2022, the Company incurred fees from Wax Inc. amounting to $450,000, which was recorded to general and administrative expense in the statements of operations, of which $290,303 remains unpaid and was included in accounts payable, related party as of December 31, 2022. $63,503 of the balance is payable in cash and $225,000 is payable in warrants that the Company intends to issue in 2023.

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INDEX TO EXHIBITS

2.1 Second Amended and Restated Certificate of Incorporation*

2.2 Amended and Restated Bylaws*

4.1 Form of Subscription Agreement*

6.1 Master Services Agreement between Ally Robotics, Inc. and Wavemaker Labs, Inc.*

6.2 R&D Partnership Agreement between Ally Robotics, Inc. and Miso Robotics, Inc.*

11.1 Consent of Independent Auditor*

11.2 Consent of Miso Robotics, Inc.*

*Filed as an exhibit to the Ally Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. . 024-11864) and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ally Robotics, Inc.

By	/s/ Mike Bell
Mike Bell, President, Director
Ally Robotics, Inc.
Date: May 1, 2023

By	/s/ Mitch Tolson
Mitch Tolson, Chief Executive Officer, Director
Ally Robotics, Inc.
Date: May 1, 2023

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ALLY ROBOTICS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2022 AND 2021

To the Board of Directors of

Ally Robotics, Inc.

Belleview, Washington

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Ally Robotics, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholder’s equity, and cash flows for the year ended December 31, 2022 and for the period from November 30, 2021 (inception) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the periods ended December 31, 2022 and 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues nor profits since inception, has sustained a net loss of $5,777,908 and net cash used in operating activities of $4,874,812 for the year ended December 31, 2022, and had an accumulated deficit of $5,778,618 as of December 31, 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

April 23, 2023

ALLY ROBOTICS, INC.

BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$2,467,484	$-
Prepaid expenses and other current assets	2,142	-
Deferred offering costs	-	6,875
Deposits	5,012	-
Total assets	$2,474,638	$6,875

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$184,512	$6,875
Accounts payable, related party	397,788	-
Convertible note payable, related party - at fair value	1,279,605	-
Interest payable, related party	57,292	-
Total current liabilities	1,919,197	6,875
Future equity obligations	241,053	-
Total liabilities	2,160,250	6,875

Stockholders' equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding
as of both December 31, 2022 and 2021	-	-
Common stock, $0.0001 par value, 40,000,000 shares authorized, 11,803,086 and 7,100,000 shares
issued and outstanding as of December 31, 2022 and 2021, respectively	1,180	710
Additional paid-in capital	9,734,382	-
Subscription receivable	(3,642,557)	-
Accumulated deficit	(5,778,618)	(710)
Total stockholders' equity	314,388	-
Total liabilities and stockholders' equity	$2,474,638	$6,875

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENTS OF OPERATIONS

		For the Period from
		November 30, 2021
	Year Ended	(inception) to
	December 31,	December 31,
	2022	2021
Net revenue	$-	$-

Operating expenses:
General and administrative	1,966,740	710
Sales and marketing	2,187,102	-
Research and development	1,537,169	-
Total operating expenses	5,691,011	710

Other income (expense):
Interest expense	(86,897)	-
Total other income (expense), net	(86,897)	-

Loss from operations	(5,777,908)	(710)

Provision for income taxes	-	-
Net loss	$(5,777,908)	$(710)

Weighted average common shares outstanding -
basic and diluted	8,845,274	7,100,000
Net loss per common share - basic and diluted	$(0.6532)	$(0.0001)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

								Total
	Preferred Stock		Common Stock		Additional	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Deficit	Equity
Balances at November 30, 2021 (inception)	-	$-	-	$-	$-	$-	$-	$-
Issuance of founders' common stock	-	-	7,100,000	710	-	-	-	710
Net loss	-	-	-	-	-	-	(710)	(710)
Balances at December 31, 2021	-	-	7,100,000	710	-	-	(710)	-
Issuance of common stock and warrants per subscription agreement	-	-	2,934,755	293	5,074,707	(3,500,000)	-	1,575,001
Issuance of common stock pursuant to Regulation A+ offering	-	-	1,768,331	177	4,837,504	(142,557)	-	4,695,124
Offering costs	-	-	-	-	(177,829)	-	-	(177,829)
Net loss	-	-	-	-	-	-	(5,777,908)	(5,777,908)
Balances at December 31, 2022	$-	$-	11,803,086	$1,180	$9,734,382	$(3,642,557)	$(5,778,618)	$314,388

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

		For the Period from
		November 30, 2021
	Year Ended	(inception) to
	December 31,	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(5,777,908)	$(710)
Adjustments to reconcile net loss to net cash used in operating activities:
Services performed in connection with future equity obligations	241,053	-
Change in fair value of convertible note payable, related party	29,605	-
Issuance of founders' common stock	-	710
Changes in operating assets and liabilities:		-
Prepaid expenses and other current assets	(2,142)	-
Deposits	(5,012)	-
Accounts payable	184,512	-
Accounts payable, related party	397,788	-
Interest payable, related party	57,292	-
Net cash used in operating activities	(4,874,812)	-
Cash flows from financing activities:
Proceeds from convertible note payable, related party	1,250,000	-
Proceeds from issuance of common stock	6,270,125	-
Offering costs	(177,829)	-
Net cash provided by (used in) financing activities	7,342,296	-
Net change in cash and cash equivalents	2,467,484	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$2,467,484	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing activities:
Subscription receivable	$3,642,557	$-
Deferred offering costs included in accounts payable	$-	$6,875
Services paid by future equity obligation	$241,053	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1.	NATURE OF OPERATIONS

Ally Robotics, Inc. (the “Company”) was incorporated on November 30, 2021 under the laws of the State of Delaware. On February 25, 2022, the Company changed its name from Super Armco, Inc. to Ally Robotics, Inc. The Company was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. The Company is headquartered in Santa Monica, California.

As of December 31, 2022, the Company has not commenced planned principal operations. The Company’s activities since inception have primarily consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained a net loss of $5,777,908 and net cash used in operating activities of $4,874,812 for the year ended December 31, 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, convertible notes, future equity obligations, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has been significantly impacted by the COVID-19 pandemic and has unknown continued impacts from the ongoing COVID-19 pandemic.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At December 31, 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2022, the Company had $2,217,484 in excess of insured amounts, resulting in a significant credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Convertible Note Payable, Related Party – at fair value

The Company’s convertible note (see Note 5) is valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. The fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price per a 409a valuation at $2.21 per share and the determined conversion price of $2.16 derived from a 20% discount on the Company's Regulation A offering at $2.70 per share.

The following table presents the activity of the convertible note:

Convertible Note Payable, Related Party
Convertible note payable, related party - December 31, 2021	$-
Issuance of convertible note	1,250,000
Change in fair value	29,605
Convertible note payable, related party, at fair value - December 31, 2022	$1,279,605

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021, the Company had capitalized $6,875 in deferred offering costs, which were charged to additional paid-in capital in 2022.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share. Potentially dilutive securities as of December 31, 2022 and 2021 are as follows:

		For the Period from
		November 30, 2021
	Year Ended	(inception) to
	December 31,	December 31,
	2022	2021
Convertible notes (1)	605,228	-
Options	2,072,916	2,000,000
Warrants	581,395	-
Total potentially dilutive shares	3,259,539	2,000,000

(1) The number of potentially dilutive shares per the conversion of notes is based on the outstanding principal, accrued interest and current estimate value of the Company's common stock and the conversion terms as noted in Note 5.

As of December 31, 2022, there is an indeterminable number of dilutive shares under the Company’s outstanding future equity obligation (see Note 5).

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of December 31, 2022.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022. Refer to above for the fair value option elected by the Company pertaining to its convertible note.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE

In July 2022, the Company entered into a loan receivable agreement with Pacific Southwest Ventures, LLC (“Pacific Southwest”) for a principal amount of $2,500,000. The principal shall be paid in three installments: a) $250,000 on June 12, 2022, b) $750,000 on December 12, 2022 and c) the remaining $1,500,000 on July 31, 2023. As of December 31, 2022, the Company received repayments of $1,000,000 and $1,500,000 remained outstanding. The balance due is included in subscriptions receivable in stockholders' equity and the repayments were applied to additional paid-in capital for the associated stock subscriptions. Interest shall only be due upon late payments of principal. See Note 7 for further detail.

5.	CONVERTIBLE NOTE PAYABLE, RELATED PARTY

In January 2022, the Company entered into a convertible promissory note agreement, as amended and restated, with Miso Robotics, Inc., a related entity and founding stockholder of the Company, for a principal amount of $1,250,000. The note bears interest at 5% per annum and matures on the earlier of a) January 7, 2024 or b) at the closing of the next equity financing, at the lender’s election. The conversion price is a 20% discount to the lowest share pricing in the triggering equity financing. The Company's 2022 Regulation A offering at $2.70 triggered a conversion option for the noteholder at $2.16 per share, which hasn't yet been exercised as of December 31, 2022. This note is senior to all other unsecured debts of the Company.

The Company incurred interest expense of $57,292 for the year ended December 31, 2022, all of which was accrued and unpaid as of December 31, 2022.

As of December 31, 2022, the outstanding note principal balance was $1,250,000 and the note is carried at its fair value of $1,279,605, including a change in fair value of $29,605 which was included in interest expense in the statement of operations.

6.	FUTURE EQUITY OBLIGATIONS

In July 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with a vendor who had performed research and development services for the Company under a separate statement of work agreement. The aggregate purchase amount per the SAFE agreement was $241,053, which represented the outstanding payable to the Company for services performed. This amount was included in research and development expenses in the statements of operations. The outstanding balance of the SAFE at December 31, 2022 was $241,053.

The SAFE is convertible if and upon a preferred stock equity financing, where the SAFE will automatically convert into shares of the preferred stock in the triggering round at a conversion price equal to the greater of: (1) the lowest share pricing in the triggering preferred stock equity financing; (2) the number of shares based upon a valuation of $25,000,000 on the Company's fully diluted capitalization.

If and upon a liquidation event, the SAFE holder is entitled to either payment of the purchase amount or the amount that would be payable upon conversion of the SAFE to common stock at a valuation of $25,000,000 on the Company's then fully diluted capitalization. This payment is senior to common stock and junior to debts in priority.

If and upon a dissolution event, the SAFE holder is entitled to payment of the purchase amount. This payment is senior to common stock and junior to debts in priority.

7.	STOCKHOLDERS’ EQUITY

As of December 31, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue two classes of stock: preferred stock and common stock. The Company is authorized to issue 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The preferred stock are convertible into shares of common stock.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

As of December 31, 2022, there were no shares of preferred stock issued or outstanding.

During the period ended December 31, 2021, the Company issued 7,100,000 shares of common stock to its founders.

In May 2022, the Company issued 27,778 shares of common stock to an investor for proceeds of $75,001, or $2.70 per share.

On August 1, 2022, the Company entered into two subscription agreements with Pacific Southwest whereby, in the first subscription agreement, Pacific Southwest agreed to purchase 1,744,186 shares of the Company’s common stock for a price per share of $1.72, or total purchase price of $3,000,000. Pacific Southwest paid $500,000 as an initial payment and issued a promissory note for the remaining $2,500,000 balance of the purchase price (see Note 4). The Company and Pacific Southwest entered into security and pledge agreement dated August 1, 2022 evidencing a loan for $2,500,000 related to the remaining purchase price from purchase of 1,744,186 shares of the Company's common stock. The unpaid portion of this note of $1,500,000 as of December 31, 2022 was recorded to subscription receivable in stockholders' equity.

Per the second subscription agreement, Pacific Southwest agreed to purchase 1,162,790 shares of common stock (First Installment Shares) for $1.72 per share for a total purchase price of $2,000,000 and agreed to have an option to purchase an additional 581,395 shares of common stock (Second Installment Shares) for $1.72 per share for aggregate purchase price of $1,000,000. The first installment shares shall be payable on or before February 29, 2024 and if the purchaser elected to exercise its option to purchase the second installment shares, the purchaser shall pay it on or before May 30, 2024. See Note 8 for further detail.

Through December 31, 2022, the Company issued 2,906,976 shares of common stock to Pacific Southwest and had a subscription receivable of $3,500,000 pertaining to the subscription agreements.

In May 2022, the Company initiated a Regulation A+ offering of its common stock at a price per share of $2.70. An additional offering was initiated in October 2022. Through December 31, 2022, the Company has raised net proceeds of $4,517,295 after issuance costs of $177,829 pertaining to these offerings and subscription receivables of $142,557. As of December 31, 2022, the Company has issued an aggregate of 1,768,331 shares of common stock pursuant to these offerings.

As of December 31, 2022 and 2021, there were 11,803,086 and 7,100,000 shares of common stock issued and outstanding, respectively.

8.	STOCK-BASED COMPENSATION

Super ArmCo, Inc. 2021 Stock Plan

The Company has adopted the Super ArmCo, Inc. 2021 Stock Plan (“2021 Plan”), which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 2,900,000 shares as of December 31, 2022. As of December 31, 2022, there were 827,084 shares available for issuance under the 2021 Plan.

The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest over a period of four years.

A summary of information related to stock options for the periods ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of November 30, 2021 (inception)	$-	$-	$-
Granted	2,000,000	0.10
Exercised	-
Forfeited	-
Outstanding as of December 31, 2021	2,000,000	$0.10	$-
Granted	150,000	0.10
Exercised	-	-
Forfeited	(77,084)	0.10
Outstanding as of December 31, 2022	2,072,916	$0.10	$4,373,853

Exercisable as of December 31, 2022	537,499	$0.10	$1,134,124

		For the Period from
		November 30, 2021
		(inception) to
	December 31,	December 31,
	2022	2021
Weighted average grant-date fair value of options granted during year	$0.05	n/a
Weighted average duration (years) to expiration of outstanding options at year-end	8.92	n/a

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

		For the Period from
		November 30, 2021
	Year Ended	(inception) to
	December 31,	December 31,
	2022	2021
Risk-free interest rate	2.65%	1.35%
Expected term (in years)	7 years	7 years
Expected volatility	50%	50%
Expected dividend yield	n/a	n/a

The total grant-date fair value of the options granted in 2022 and 2021 was $8,100 and $0, respectively. There was no stock-based compensation recorded for the periods ended December 31, 2022 or 2021. As of December 31, 2022, total unrecognized compensation cost related to non-vested stock option awards amounted to $8,100, which is expected to vest over 3.1 years.

Second Installment Shares

As noted in Note 7, Pacific Southwest agreed to have an option to purchase an additional 581,395 shares of common stock (Second Installment Shares) for $1.72 per share for aggregate purchase price of $1,000,000. The Company concluded this purchase option is effectively a warrant and accounted for it accordingly. Below is a summary of the activity of the warrant issued with the Second Installment Shares”

	Second Installment Shares	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	-	$-	$-
Granted	581,395	1.72
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2022	581,395	$1.72	$284,884

Exercisable as of December 31, 2022	581,395	$1.72	$284,884

The following table presents, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value:

Year Ended
December 31,
2022
Risk-free interest rate	2.90%
Expected term (in years)	1 year
Expected volatility	50%
Expected dividend yield	n/a

The relative fair value of the warrants was $644,767, which is included in additional paid-in capital as part of the issuances of the shares of common stock and warrants.

9.	RELATED PARTY TRANSACTIONS

As of December 31, 2022, the Company had $290,303 in accounts payable to Wax, Inc. and $107,485 in accounts payable to Vebu Labs, Inc. Both entities are related parties under common control.

In 2022, the Company entered into an agreement with Vebu Labs, Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During the year ended December 31, 2022, the Company has incurred $313,229 of fees under this agreement, including $200,721 in services payable in cash and $112,508 in services for which the Company intends to satisfy via warrants in 2023. The services incurred represent total labor costs incurred by the Company at a commercial rate greater than the actual labor costs of the related entity plus a 10% mark-up on materials costs.  Total charges in excess of cost incurred by the Company was $147,036 in 2022.

In 2022, the Company entered into agreements with Wax Inc., a related party under common control, for consulting and services related to the Company's 2022 Regulation A offering. During 2022, the Company incurred fees from Wax Inc. amounting to $450,000, which was recorded to general and administrative expense in the statements of operations, of which $290,303 remains unpaid and was included in accounts payable, related party as of December 31, 2022. $63,503 of the balance is payable in cash and $225,000 is payable in warrants that the Company intends to issue in 2023.

See Note 5 for detail on the Company’s related party convertible note.

10.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to GAAP to tax differences and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $1,598,076 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$1,420,220	$-
Cash to accrual differences	177,856	-
Valuation allowance	(1,598,076)	-
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the periods ended 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $1,598,076 and $0 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $1,598,076 and $0 during the periods ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $5,052,365 and $0, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2022 tax years remain open to examination.

11.	COMMITMENTS AND CONTINGENCIES

In March 2022, the Company entered into a lease agreement with the University of Washington for lab and office space. Monthly base rent is $4,312 per month and the lease required a deposit of $5,012. This lease is short-term and not subject to ASC 842 accounting.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

From January 1, 2023 through the issuance date, the Company has raised approximately $474,000 in gross proceeds from its ongoing Regulation A offering of common stock.

In 2023, the Company issued to Vebu Labs, Inc., a related party under common control, warrants to purchase 40,603 shares of common stock at an exercise price of $2.00 per share with a 10 year term.

In 2023, the Company issued options to purchase a total of 343,595 shares of common stock at an exercise price of $2.00 per share.

Management has evaluated subsequent events through April 23, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.